GenOIL
SUITE 1650, 777 – 8TH AVENUE SW
CALGARY, ALBERTA T2P 3R5, CANADA
TEL: (403) 750-3450
FAX: (403) 290-0592

August 25, 2010

Pradik Bhaumik, Special Counsel
Office of Global Security Risk
United States
Securities and Exchange Commission
Washington, D. C. 20549-4628
Via Facsimile: (202) 772-9203

Dear Mr. Bhaumik:

SUBJECT: FORM-20F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
GENOIL INC (THE CORPORATION OR THE COMPANY) FILE NO 0--50766.

I am writing to you further to your letter to the Corporation dated August 24, 2010 (the "SEC Letter"). Please find below the responses of the Corporation to the matters set forth in the SEC Letter. For ease of reference, the numbering of the items below corresponds to the numbering set forth in the SEC Letter.

From the time referred to in 2006 we have had zero contact with the governments of Iran, Syria, Sudan or Cuba, and we have no intention of doing business in these countries, nor have we done any business in these countries since that 2006 response.

In conjunction with the aforegoing responses, the Company acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in its filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Brian Korney
Chief Financial Officer